Korth Direct Mortgage, LLC
2937 SW 27th Ave, Ste 307
Miami, Florida 33133

January 30, 2017

EDGAR CORRESPONDENCE

Securities & Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:	Delaying Amendment for Korth Direct Mortgage (“Registrant”) for Filing No. 333-215782

Ladies and Gentlemen:

Pursuant to Rule 473 under the Securities Act of 1933, as amended (the “Securities Act”), the Registrant hereby files a Delaying Amendment with respect to its Registration Statement for the Registrant. The Registration Statement was filed with the Securities and Exchange Commission on January 27, 2017 (Filing No. 333-215782).

The Registrant hereby amends the Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that the Registration Statement shall thereafter become effective in accordance with section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission acting pursuant to said section 8(a), may determine.

Pursuant to the requirements of the Securities Act, this Delaying Amendment has been signed on behalf of the Registrant in the City of Lansing and State of Michigan on this 30th day of January, 2017.

Sincerely,

/s/ Holly C. MacDonald-Korth
Holly C. MacDonald-Korth Chief Financial Officer